Exhibit 99.3

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto appoints new chief financial officer and streamlines executive committee

28 February 2013

Rio Tinto has appointed Chris Lynch as chief financial officer to succeed Guy Elliott, with effect from 18 April 2013. Chris Lynch joined the Rio Tinto boards as a non-executive director in September 2011. He remains on the boards and will become an executive director and member of the Executive Committee as chief financial officer-elect on 1 March 2013. He will be based in London.

In July 2012, Guy Elliott announced his intention to retire from Rio Tinto after more than 30 years with the Group. As stated at that time, he will remain on the boards until the end of 2013. He steps down as chief financial officer at the conclusion of the Rio Tinto plc AGM in London on 18 April 2013.

Rio Tinto chief executive Sam Walsh said “Chris Lynch is an extremely high-calibre addition to our executive team with a strong pedigree of board, mining and financial experience, including at BHP Billiton where he was chief financial officer and ran the Carbon Steel Materials division, and 20 years at Alcoa. We are fortunate to have appointed someone so well qualified to take over from Guy, and I am grateful to Guy for remaining on the boards until the end of the year.”

Chris Lynch said “This is a wonderful opportunity for me to join Sam’s leadership team and work with him in refocusing the business on pursuing greater shareholder value. I am really looking forward to getting stuck into the challenge and ensuring we deliver on our promises to improve this great business.”

Sam Walsh is also streamlining his Executive Committee by reducing the number of positions reporting to him from 11 to nine. The vacant group executive Strategy position will not be filled, and strategy will continue to be part of the chief financial officer portfolio. Bret Clayton’s role of group executive, Business Support & Operations will be restructured and its responsibilities will transfer to other Executive Committee members from 1 March. Bret Clayton has agreed to stay with the Group to assist with a range of activities including continuing to oversee Pacific Aluminium as it is prepared for divestment.

Notes to editors

Chris Lynch will be on a standard Rio Tinto plc contract which includes a 12-month notice period. He will receive a remuneration package comprising:

  A base salary of £800,000

  Target annual bonus opportunity at 120 per cent of base salary

  Expected value of long-term share incentive plan opportunity at 210 per cent of base salary in 2013

  Other benefits including pension, medical insurance, relocation costs from Melbourne to London and transitional housing support

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

Continues	Page 2 of 2

Chris Lynch was chief executive of Transurban Group, an Australian toll road owner and operator with interests in Australia and the US, from 2008 – 2012. He held a series of senior appointments at BHP Billiton between 2000 and 2007, spending six years as chief financial officer before becoming executive director and group president – Carbon Steel Materials.

Prior to that he held various senior leadership roles at Alcoa Inc, including vice-president and chief information officer (1999 to 2000), chief financial officer, Europe (1997 to 1999) and managing director of KAAL Australia Limited, a joint venture between Alcoa and Kobe Steel of Japan (1995 to 1997).

Mr Lynch holds degrees of Bachelor of Commerce (BComm) and Master of Business Administration (MBA) both from Deakin University, Melbourne, Australia, and he is a fellow of CPA Australia. He has been a commissioner of the Australian Football League since 2008.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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